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EX 99.2
RESOLUTIONS



                                                                       Exhibit 2

TIAA-CREF'S SHAREHOLDER PROPOSAL AND SUPPORTING STATEMENT

TIAA-CREF is making the following proposal at Mylan's July 23 annual meeting:

Proposal

     WHEREAS, the Company's Board of Directors, without shareholder approval, has adopted a plan, commonly known as a "poison pill", with a "dead hand" provision which permits only the board members that adopted the poison pill to redeem the pill;

     WHEREAS, this type of poison pill, unlike most poison pills, not only allows the current Board to effectively thwart acquisition offers which may be favored by a majority of shareholders, but also denies shareholders the right to replace this Board with new directors empowered to redeem the poison pill, permitting such offers to go forward;

     WHEREAS, a "dead hand" poison pill has a coercive effect on the shareholders' basic right to freely elect a new Board and also takes away normal decision-making authority in this important area from a newly elected Board;

     WHEREAS, such a "dead hand" poison pill interferes with good corporate governance and can reduce the value of the company's shares to the detriment of shareholders;

     RESOLVED, that the shareholders request that the Board of Directors;

     Redeem the "dead hand" poison pill, unless approved by the affirmative vote of a majority of shares of the Company entitled to vote at a meeting of shareholders held as soon as practicable.

Supporting Statement

     By adopting the poison pill without shareholder approval, the current Board unilaterally deprived shareholders of the traditional right to sell their shares to potential bidders. By adding the "dead hand" feature, this Board also denies appropriate decision making authority to a new Board, elected by shareholders, to decide what is in the best interests of shareholders on this important subject.

     Traditional poison pills have been defended with the argument that directors can generally be trusted to act in the shareholders' interest, and if they do not, they can be replaced by the shareholders with other directors.

     Adoption of "dead hand" poison pills, however, is different. The purpose is "entrenchment," by coercing shareholders into voting for incumbent directors to preserve the possibility of redemption of the pill. Their intended effect is to preclude proxy contests for corporate control, which are an appropriate means to challenge incumbent management.

     We believe that the right of shareholders freely to elect a board of directors with full power to represent the shareholders' interests is the foundation-stone of good corporate governance. Yet this Board has unilaterally deprived shareholders of their only real protection against a board that acts against their interests -- the ability to freely elect a board of their choosing with full powers to represent them in all respects. In our view, this Board by its actions has violated its fiduciary responsibility to shareholders.

     By supporting this resolution, shareholders can protect the value of their investment by sending a message to the Company that we value our right to elect a Board that is prepared and able to represent shareholder interests on all proper matters; and that we will not support unilateral actions by the Board that restrict our ability to meaningfully exercise our voting rights.